UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibits 4.1 and 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3, as filed with the U.S. Securities and Exchange Commission  on July 6, 2016 (File No. 333-212415) and March 15, 2021 (File No. 333-254266) to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

4.1
Term Loan Facility Agreement, dated May 12, 2022, among Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A., as joint and several borrowers and hedge guarantors, Costamare Inc. as guarantor, Bank of America Europe Designated Activity Company as facility agent, security agent and structuring bank and bookrunner, and the other parties thereto.*

99.1	Unaudited interim condensed consolidated financial statements of Costamare Inc. for the three-month period ended March 31, 2022, and the accompanying notes.

*	Certain schedules have been omitted. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 17, 2022
COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer